                                  EXHIBIT 99.1

                                  Press Release


FOR IMMEDIATE RELEASE



                 BAAN COMPANY REPORTS FIRST QUARTER 2000 RESULTS

  MOVES FORWARD WITH AGGRESSIVE COST CONTROL PROGRAM, RENEWED STRATEGIC FOCUS;
                    BUILDING ON ITS B2B LEADERSHIP POSITION


BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA, USA - APRIL 20, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN) today announced results for the first quarter ended March 31, 2000. The net loss for the first quarter 2000 was ($26) million, or ($.11) per diluted share, as compared to a net loss of ($19) million, or ($.09) per diluted share, reported in the first quarter 1999.

"Baan began this quarter by addressing several key challenges, including the departure of our then CEO and CFO in early January--obviously this was not a representative quarter for Baan," commented Interim CEO Pierre Everaert. "Despite this adversity, we remained committed to refining our core business strategy, product development, and support of our broad customer base."

Total revenues for the first quarter were $106 million, as compared to $176 million for the first quarter 1999. License revenues were $27 million, as compared to $65 million for the same quarter last year. Maintenance and service revenues were $79 million, as compared to $111 million in the first quarter of 1999. Maintenance revenues were $41 million, a 17% increase over the same period in 1999. Total cost of revenues and operating expenses were $181, as compared to $202 million for the first quarter of 1999.

Cash and marketable securities balances on March 31, 2000 were $161 million, up from $126 million for the same quarter in 1999. Accounts receivable balances closed at $141, down from $241 million as of March 31, 1999. The Company has no short-term borrowings outstanding.

The 2000 first quarter net loss of ($26) million includes the $31 million gain from the successful sale of CODA, the $20 million gain from the sale of Baan's Meta4 stakeholding, and ($2) million of net interest expense.

"Despite the management changes and increased competition within the enterprise applications market, our balance sheet and cash position are strong as we turn into Q2 to support our go-forward strategy," said Rob Ruijter, Baan Company CFO. "Within the last 60 days, we raised approximately $80 million in cash and completed transactions that contributed nearly $100 million to improving our equity position. In addition, we are now in a special conversion period for the holders of the remaining $145 million in convertible notes who are free to convert those notes into



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equity through May 2000, and we have the ability, at our discretion subject to certain conditions, to put up to Euro 150 million in equity at market rates to Bear Stearns over the next 18 months."

Under Dutch GAAP, the $44 million increase in equity through the conversion of outstanding convertible subordinated notes has no impact to the Company's income statement. Under U.S. GAAP, Baan has recorded non-cash debt conversion expense of $25 million with a corresponding amount in additional paid in capital.

In addition, the Company's Income Statement as prepared under U.S. GAAP reflects an additional charge of $9 million concerning the Bear Stearns transaction, with a corresponding amount in additional paid in capital. This represents the difference between the market value of the consideration (1.5 million shares) delivered to Bear Stearns under its equity agreement with the Company and the par value of those shares (the amount Bear Stearns paid to the Company for that consideration).

The net impact to Baan's equity position for these transactions under both Dutch GAAP and U.S. GAAP is the same.

Q1 PRIORITIES ACHIEVED

The Baan management team set its Q1 priorities as strengthening the cash position and balance sheet, reinvigorating the leadership team, and getting back to its core business.

        - BUILDING ITS CASH AND EQUITY POSITIONS: During the first quarter, the Company announced the sale of its minority investment in Meta4 N.V., generating net $40 million in cash and $20M in equity (see the Company's press release on this subject dated March 12, 2000); the conversion of $44 million in outstanding convertible notes into Baan common shares (see the Company's press release on this subject dated March 6, 2000); and entered into a put agreement with Bear Stearns International Limited under which Baan has the right, subject to certain conditions, to request Bear Stearns to purchase up to Euro 150 million of Baan's common stock over the next 18 months shares (see the Company's press release on this subject dated March 29, 2000).

        - STRENGTHENING THE LEADERSHIP TEAM: Over the first quarter, Rob Ruijter was announced as the new CFO; Mike Shinya as the new EVP Worldwide Sales; Paul Daly as the new President of the Americas and Giovanni Bindoni as the new President of EMEA (joining Tom Erickson, President in AP); and Charles Callahan as Sr. VP of Global Consulting.

        - FOCUSING ON ITS CORE INTEGRATED PRODUCT STRATEGY AND E-ENABLING THAT SUITE: The Company refocused its core business on providing best-in-class, integrated solutions for engineering and manufacturing companies. Examples of this focus are the successful Q1 sale of CODA and the announcement of a new e-CRM subsidiary that will support E-enabled customer-facing business processes across the commerce chain.



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"Our new team accomplished its mission of delivering on these core objectives,"
said Mr. Everaert. "The success of these activities gives us the momentum, solid footing, and opportunity to use the next quarter to further tighten our B2B go-to-market strategy and realign our operations."

REALIGNING THE BUSINESS MODEL

"Given the current trading conditions for Baan, we will continue to develop and execute on an aggressive cost reduction and control program, which will remain as an immediate and top priority in Q2," said Mr. Ruijter. "We are planning to re-examine all aspects of our operation with this simple goal in mind--do not accept business as usual."

Mr. Ruijter indicated that the program is already underway and will be further defined as the quarter progresses. It will include all usual cost evaluations and measures that one would expect from an aggressive cost reduction and control program, as well as the potential for further reductions in the number of facilities used for operations that may be unnecessary as the Company reduces the complexity of its organization.

BAAN COMPANY FOCUS - ONE MARKET

"Competing in the New Economy requires both focus and a well-developed ability to partner," said Mr. Everaert. "In response to this new competitive climate we are reshaping the company around providing integrated best-in-class solutions for engineering and manufacturing companies. This is the only market our core business will serve."

"Collaboration is the name of the game in the New Economy. Our goal is to provide solutions to meet the demands of our target market for collaborative commerce," continued Mr. Everaert. "As our target market transitions to the Internet, they will require solutions that allow them to move from a linear, sequential supply chain model to one where multiple transactions occur concurrently, within a commerce network. In line with the requirements of our target market, Baan will continue to deliver the business solutions for seamless E-Fulfillment through the Baan Enterprise Solutions suite of products, extending support for the transactional backbone provided by ERP to inter-enterprise business process management provided by ERP, Supply Chain Management and Customer Relationship Management."

In line with this focus, Baan is confirming the following changes to the organization and go-to-market strategy:

        o All E-business development efforts are now consolidated into a single group within Research and Development. This group will be responsible for developing inter-enterprise Internet applications and for ensuring that Baan's ERP, Supply Chain Management, and Customer Relationship Management solutions continue to be extended to the Web. These solutions, where appropriate, will leverage Baan's Collaborative Applications Framework technology.

        o Baan's R&D focus will be to continue to develop leading applications that support the business process requirements of manufacturing and engineering companies.



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        o      Baan will conclude development efforts and/or "spin-off" all projects not supporting this core focus.

        o Using Baan OpenWorld Integration technology the Company will encourage integration by and to complementary software products.

        o Baan will continue to offer full solutions, including Baan Finance, and integrated ERP to CRM and Supply Chain Management for customers that desire a fully-integrated solution and in particular to Small and Medium Enterprises (SME's).

        o Baan will continue to go to market with a full solution - software, services, and support.

        o Baan will evaluate all future investment decisions against this vision and against its specific industry focus.

        o Baan will actively pursue and sign agreements with partners and resellers to further this mission and address and support non-core markets, for both new and existing customers.

Baan's recent announcement that it would be creating a new e-CRM subsidiary - one that at some point could potentially be positioned for a spin off - is a reflection of the Company's renewed focus and approach to collaborative business. With the help of its financial adviser, Lazard Freres (which was retained in the first quarter), the Company is studying whether other of its assets might be appropriate for similar collaborative approaches.

OPERATING HIGHLIGHTS

The Company noted the following accomplishments since its last earnings announcement.

        o Recorded more than 480 license transactions with new or existing customers, including an increasing number of contracts for such e-business applications as E-Procurement, E-Sales and E-Configuration.

        o Announced a series of regional "e-Business Summits" for the North American market that will bring together Baan's customers, technology partners and employees to discuss issues related to e-business enterprise applications.

        o With Microsoft and Compaq, opened a new European Customer Relationship Management (CRM) Research center in Copenhagen to help companies improve the efficiency of their selling processes, enhance their customer relationships and facilitate the decision-making process.

        o Announced that its Supply Chain Designer & Coordinator products from CAPS Logistics won an Open System Advisors' (OSA) Crossroads 2000 A-List Award. The



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               software was recognized for "Excellence in Execution: Reducing
               Time to Market'" in the category of Supply Chain Network Design and Modeling for Seasonal Businesses.

        o Continued to strengthen its solutions portfolio with the introduction of a series of product announcements, including:

               - Baan Enterprise Solutions (BES), now generally available to customers worldwide, provides E-Fulfillment, leveraging fully-integrated ERP, Supply Chain, and CRM with 100% XML support.

               - BaanERP 5.0c, in conjunction with Microsoft Windows 2000, provides customers a mechanism for Internet-enabling their enterprise by using its integrated Web application services, increased scalability and security systems to manage mission critical business processes.

               - BaanFrontOffice Direct, a fully integrated software solution for the direct sales process at companies with complex products, pricing or go-to-market strategies, that brings available-to-promise information right to the point-of-sale and enables companies to meet the complex, rapidly changing requirements of today's direct selling environments.

               - Baan E-Configuration version 2.2, the latest evolution of its advanced product and service configuration solution and a key component of Baan Company's E-CRM strategy, which empowers companies to develop loyal supplier and customer relationships in a business-to-business e-commerce environment.

               - BaanMarketing, a comprehensive marketing automation solution to provide campaign management, marketing business analysis, and campaign execution, that extends the existing Customer Relationship Management functionality provided by BaanFrontOffice for direct, indirect, web and interaction center based sales and marketing operations.

FINANCIAL HIGHLIGHTS

The Company noted the following financial transactions and accomplishments since its last earnings announcement.

        o Completed the sale of Baan's CODA unit, including the flagship CODA Financials and CODA E-Finance applications, to Science Systems for approximately $49 million purchase price.

        o Sold its entire 2.4 million shareholding in Meta4, a leading European-based provider of Human Resource Management (HRM) software. In addition, strengthened its commercial relationship with Meta4 through the renewal and expansion of a global reseller agreement for Meta4 applications.



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        o      Reached agreements with certain holders of Baan's 4.5%
               Convertible Subordinated Notes (currently due in December 2001) under which US$44 million of Notes were exchanged for common shares in the Company, as of March 31, 2000. It also announced that it would provide all remaining bondholders the opportunity to convert their bonds on the same economic terms for a 60-day period concluding at the end of May 2000.

        o Entered into a put agreement with Bear Stearns International Limited under which Baan has the right to request Bear Stearns, subject to certain conditions, to purchase up to Euro 150 million of Baan's common stock over the next 18 months at market rates.

ABOUT BAAN COMPANY

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.


                                       ###

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.



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                                BAAN COMPANY N.V.

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                   (UNAUDITED)


                                                    ---------      ------------
                                                    March 31,      December 31,
                                                      2000             1999
                                                    ---------      ------------
ASSETS
CURRENT ASSETS
Cash and marketable securities                      $ 161,136       $ 196,665
Trade accounts receivable, net                        141,034         178,455
Income taxes receivable                                 4,139           4,569
Other current assets                                   64,656          61,017
                                                    ---------       ---------
  TOTAL CURRENT ASSETS                                370,965         440,706
                                                    ---------       ---------

Property and equipment, at cost                       117,476         123,447
Less accumulated depreciation                         (85,123)        (86,102)
                                                    ---------       ---------
Net property and equipment                             32,353          37,345
                                                    ---------       ---------

Software development costs, net                        61,099          62,821
Intangible assets, net                                 57,459          62,430
Other non-current assets                               10,054          11,087

                                                    ---------       ---------
TOTAL ASSETS                                        $ 531,930       $ 614,389
                                                    =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                               $      76       $     188
Accounts payable and other current liabilities        176,046         202,043
Income taxes payable                                   26,691          24,925
Deferred revenue                                      122,851         136,067
                                                    ---------       ---------
TOTAL CURRENT LIABILITIES                             325,664         363,223
                                                    ---------       ---------

Long-term debt                                        145,389         189,041
Long-term deferred revenue                             14,261          15,069
Other long-term liabilities                            37,861          38,036

Common stock and additional paid-in-capital           611,237         565,475
Accumulated deficit                                  (550,172)       (524,427)
Accumulated translation adjustment                    (52,310)        (32,028)
                                                    ---------       ---------
SHAREHOLDERS' EQUITY                                    8,755           9,020
                                                    ---------       ---------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY            $ 531,930       $ 614,389
                                                    =========       =========



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                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   (UNAUDITED)


                                                    -------------------------
                                                        Three Months Ended
                                                            March 31,
                                                    -------------------------

                                                      2000            1999
                                                    ---------       ---------
Net revenues:
  License revenue                                   $  26,612       $  65,178
  Maintenance and service revenue                      79,498         110,593
                                                    ---------       ---------
    Total net revenues                                106,110         175,771
                                                    ---------       ---------

Cost of revenues:
  Cost of license revenue                              11,910          14,392
  Cost of maintenance and service revenue              64,518          84,545
                                                    ---------       ---------
      Total cost of revenues                           76,428          98,937
                                                    ---------       ---------

Gross profit                                           29,682          76,834
                                                    ---------       ---------

Operating and non-recurring expenses:
  Sales and marketing                                  49,570          49,057
  Research and development                             30,636          36,788
  General and administrative                           21,984          16,862
  Non-recurrring expenses                               2,047               0
                                                    ---------       ---------
    Total operating and non-recurring expenses        104,237         102,707
                                                    ---------       ---------

Income (loss) from operations                         (74,555)        (25,873)
Gain on sale of CODA                                   30,995               0
Other income (expense), net                            17,815          (1,382)
                                                    ---------       ---------

Income (loss) before income taxes                     (25,745)        (27,255)
(Provision) benefit for income taxes                        0           8,177
                                                    ---------       ---------

Net income (loss)                                   $ (25,745)      $ (19,078)
                                                    =========       =========

Net income (loss) per share:
  Basic                                             $   (0.11)      $   (0.09)
  Diluted                                           $   (0.11)      $   (0.09)

Shares used in computing per share amounts:
  Basic                                               242,360         210,038
  Diluted                                             242,360         210,038



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For more information, please contact:

BAAN COMPANY PUBLIC RELATIONS:

Peter Kramer
Baan Company Press Room
+31 (0)342 428786
pressroom@baan.nl

Judith Ingleton-Beer
Phone:  +44 (0)1780 721433
Email: jingletonbeer@iba.co.uk

George Thompson
Phone: +(202) 828-9708
Email: press@baan.com



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